Mail Stop 4561
Via Fax (512) 683-8411

June 10, 2009

Alex Davern
Chief Financial Officer
National Instruments
11500 North MoPac Expressway
Austin, TX 78759

> **Re:** **National Instruments**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Filed February 27, 2009**
> **Form 10-Q for the Fiscal Quarter Ended March 31, 2009**
> **Filed on May 7, 2009**
> **File No. 000-25426**

Dear Mr. Davern:

We have reviewed your response letter dated May 11, 2009 in connection with the above-referenced filings and have the following comments. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated April 28, 2009.

Form 10-K for the Fiscal Year Ended December 31, 2008

Note 8. Income Taxes

1.   We note from your response to prior comment 3 that the additional reversal of the valuation allowance for deferred tax assets of $18.3 million in fiscal 2008 was due to your annual assessment of the realization of such assets due to the decision to continue your manufacturing operations in Hungary for an additional year. Please tell us the following information:

- the quarter in which management makes this annual assessment;
- the quarterly periods in which the reversals of the valuation allowance occurred during fiscal 2007, 2008, and 2009;

- the amount of reversal in each quarter; and
- explain the timing of each release, including the accounting literature you considered in determining the timing of the releases were appropriate.

In this regard, it appears that the frequency of your reversals occurs on more than an annual basis based on our review of your quarterly and annual periodic reports. Furthermore, based on historical and future taxable income for these operations, explain in further detail why the Company is releasing the valuation allowance on a periodic basis versus releasing the full or a significant portion of the allowance in either fiscal 2008 or 2007.

Form 10-Q for the Quarter Ended March 31, 2009

Note 4. Fair Value Measurements

2.   We note that the Company adopted SFAS 157 as it relates to your nonfinancial assets and nonfinancial liabilities based upon the scope of the deferral provided by FSP SFAS 157-2. Tell us how you considered the disclosing the information required by paragraph 33(d) of SFAS 157 in your interim report as required by paragraph 39.

* * * * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

You may contact Melissa Feider, Staff Accountant, at (202) 551-3379 if you have any questions regarding comments on the financial statements and related matters. Please address questions regarding all other comments to Evan Jacobson, Staff Attorney, at (202) 551-3428 or Mark P. Shuman, Legal Branch Chief, at (202) 551-3462. If you need further assistance, you may contact me at (202) 551-3499.

Sincerely,

Kathleen Collins
Accounting Branch Chief